Michael J. Minahan +1 617 570 1021 mminahan@goodwinlaw.com	Goodwin Procter llp 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000
July 15, 2021
VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    Wayfair Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 25, 2021
Form 8-K Furnished February 25, 2021
File No. 001-36666
Ladies and Gentlemen:
This letter is submitted on behalf of Wayfair Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2020, filed February 25, 2021 (the “Form 10-K”), and Form 8-K, furnished February 25, 2021 (the “Form 8-K”), as set forth in your letter dated July 1, 2021 addressed to Michael Fleisher, Chief Financial Officer of the Company (the “Comment Letter”).
For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Form 10-K and Form 8-K. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-K and Form 8-K.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending a copy of this letter via email.
Form 10-K for Fiscal Year Ended December 31, 2020
Item 7. Management’s Discussion and Analysis
Key Financial and Operating Metrics, page 37
1.We note you include your non-GAAP measure of "Free Cash Flow" within your listing of key financial and operating metrics, here and within your earnings release furnished on Form 8-K, without providing similar presentation of the comparable GAAP measure. When presenting non-GAAP measures, please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures (“C&DI’s”).
Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and the Company confirms that it will include a presentation of Net cash from/for operating activities, the most directly

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
July 15, 2021

comparable GAAP measure to Free Cash Flow, with equal or greater prominence alongside any presentation of Free Cash Flow in its future filings and furnishings. The Company will ensure all GAAP measures are presented with equal or greater prominence to non-GAAP measures, as required consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff’s C&DI’s on Non-GAAP Financial Measures.
Form 8-K Furnished February 25, 2021
Exhibit 99.1, page 1
2.We note the following in regards to your presentation of non-GAAP financial measures in both the fourth quarter and full year "Highlights" sections of your earnings release:
•Presentation of "Adjusted EBITDA margin" without providing similar presentation of the comparable GAAP measure;
•Presentation of "Non-GAAP Free Cash Flow" without presenting the most directly comparable GAAP measure with equal or greater prominence.
Please revise your presentation in accordance with Item 10(e)(1)(i)(A) of Regulation SK and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures (“C&DI’s”).
Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and the Company confirms that it will include a presentation of Net Income margin, the most directly comparable GAAP measure to Adjusted EBITDA margin, and a presentation of Net cash from/for operating activities, the most directly comparable GAAP measure to Non-GAAP Free Cash Flow, each with equal or greater prominence alongside any presentation of Adjusted EBITDA margin and Non-GAAP Free Cash Flow, respectively, in its future filings and furnishings. The Company will ensure all GAAP measures are presented with equal or greater prominence to non-GAAP measures, as required consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff’s C&DI’s on Non-GAAP Financial Measures.
If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.
Sincerely,
/s/ Michael J. Minahan
Michael J. Minahan
cc:    Abe Friedman, Securities and Exchange Commission
Theresa Brillant, Securities and Exchange Commission
Michael Fleisher, Chief Financial Officer, Wayfair Inc.